UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Pogo Producing Company
                             ----------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    730448107
                                    ---------
                                 (CUSIP Number)

                                 Mark Rosenbaum
                                   Goelet, LLC
                                 425 Park Avenue
                                   28th Floor
                            New York, New York 10022
                            Telephone: (212) 588-9555
         ---------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                              Peter J. Rooney, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 March 14, 2001
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated August 26, 1930 f/b/o Beatrice G. Manice

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of New York

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated July 27, 1935 f/b/o Beatrice G. Manice

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Rhode Island

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Rhode Island

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated August 26, 1930 f/b/o Robert G. Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of New York

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated July 27, 1935 f/b/o Robert G. Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Rhode Island

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under the Will of Robert Walton Goelet f/b/o Robert G. Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Rhode Island

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated July 27, 1935 f/b/o Francis Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Rhode Island

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated December 18, 1931 f/b/o John Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of New York

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated December 17, 1976 f/b/o grandchildren of John Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of New York

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated July 27, 1935 f/b/o John Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Rhode Island

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under the Will of Robert Walton Goelet f/b/o John Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Rhode Island

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Robert G. Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          John H. Manice

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Trustees of the Trust under Agreement dated September 4, 1980 f/b/o Anne de La Haye Jousselin

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of New York

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Robert G. Manice

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Amelia M. Berkowitz

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Pamela Manice

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Alexandra Gardiner Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Robert Gardiner Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Philip Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Christopher Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Gilbert Kerlin

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Windward Oil & Gas Corporation

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization



--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Arthur N. Field

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Alexandra C. Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Henrietta Goelet

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America and United Kingdom

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Edmond de La Haye Jousselin

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Robert S. Rich

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States of America

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  730448107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Goelet, LLC

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a) [X]
           (b) [ ]

--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e). [  ]

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          State of Delaware

--------------------------------------------------------------------------------
7.              Number of        Sole Voting Power
                 Shares          0
8.            Beneficially       -----------------------------------------------
                 Owned           Shared Voting Power
                  By             0
9.               Each            -----------------------------------------------
               Reporting         Sole Dispositive Power
                Person           0
                 With            -----------------------------------------------
10.                              Shared Dispositive Power
                                 12,615,816
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          12,615,816
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [__]

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          23.6%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this joint statement on
Schedule 13D relates is the common stock, par value $1.00 per share (the "Pogo Common Stock" or the "Shares") of Pogo Producing Company, a Delaware corporation ("Pogo") with its principal executive offices at 5 Greenway Plaza, Suite 2700, Houston, Texas 77046.

Item 2.  Identity and Background

         This statement is filed on behalf of the group of former shareholders of NORIC Corporation, a New York corporation ("NORIC"), consisting of certain trusts for the benefit of the descendants of Robert Walton Goelet, the trustees of such trusts, as well as Arthur Field, Gilbert Kerlin and his affiliate, Windward Oil & Gas Corporation, a Delaware corporation, all listed below (collectively, the "Group"). If no address is given, the person's business address is c/o Goelet, LLC, 425 Park Avenue, 28th floor, New York, New York 10022.

         Robert G. Goelet, Philip Goelet, Edmond de La Haye Jousselin, John H. Manice and Pamela Manice are trustees of the following trusts for the benefit of Beatrice G. Manice: (i) Trust under Agreement dated August 26, 1930, (ii) Trust under Agreement dated July 27, 1935, and (iii) Trust under the Will of Robert Walton Goelet.

         Alexandra C. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the following trusts for the benefit of Robert G. Goelet: (i) Trust under Agreement dated August 26, 1930, (ii) Trust under Agreement dated July 27, 1935 and (iii) Trust under the Will of Robert Walton Goelet. In addition, Robert
G. Goelet is a trustee of the trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet.

         Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet.

         Robert G. Goelet, Christopher Goelet, Philip Goelet, Edmond de La Haye Jousselin and Robert S. Rich are trustees of the following trusts for the benefit of John Goelet: (i) Trust under Agreement dated December 18, 1931, (ii) Trust under Agreement dated July 27, 1935 and (iii) Trust under the Will of Robert Walton Goelet.

         Henrietta Goelet and Robert S. Rich are trustees of the trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet.

         Amelia M. Berkowitz, Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin.

         Robert G. Goelet is the Chairman of Goelet, LLC.

         John H. Manice is a consultant at Strategen, LLC, located at 405 Park Avenue, Suite 1701, New York, NY 10022. Strategen, LLC is engaged in the business of healthcare consulting.

         Robert G. Manice is a self-employed artist. His business address is 305 Newbury Street, Boston, MA 02116.

         Pamela Manice is an educator.

         Alexandra Gardiner Goelet is an investment banker at JP Morgan Chase & Co., located at 270 Park Avenue, New York, NY 10017. JP Morgan Chase & Co. is engaged in the business of financial services and banking.

         Robert Gardiner Goelet is a full-time student.

         Philip Goelet is an executive at Red Abbey, LLC, located at 2330 West Joppa Road, Suite 330, Lutherville, MD 21093. Red Abbey, LLC is engaged in the business of biotechnology investment and management.

         Christopher Goelet is an executive at Red Abbey, LLC, located at 2330 West Joppa Road, Suite 330, Lutherville, MD 21093. Red Abbey, LLC is engaged in the business of biotechnology investment and management.

         Gilbert Kerlin is an attorney at the law firm of Shearman & Sterling, located at 599 Lexington Avenue, New York, NY 10022.

         Windward Oil & Gas Corporation, a Delaware corporation, is engaged in the business of oil and gas exploration and development, with the address of its principal business at 4605 Post Oak Place Drive, Suite 220, Houston, Texas 77027. The names of the executive officers of Windward Oil & Gas Corporation are set forth below:

                    Gilbert Kerlin            Director and President

                    Randall K. Sadler         Director, Secretary and Tressurer

                    Michael Becci             Director

                    James A. Winne            Director

         Arthur N. Field is an attorney at the law firm Shearman & Sterling located at 599 Lexington Avenue, New York, New York 10022.

         Amelia M. Berkowitz, Alexandra C. Goelet and Henrietta Goelet are homemakers.

         Edmond de La Haye Jousselin is an executive at Worms Asset Management, located at 55 Rue de La Boetie, Paris 75008, France. Worms Asset Management is engaged in the financial services business.

         Robert S. Rich is an executive at The Antelope Company, located at 555 Seventeenth Street, Suite 2400, Denver, CO 80202. The Antelope Company is engaged in the management services business.

         Goelet, LLC is a Delaware limited liability company engaged in the business of financial services and management. The names of the executive officers of Goelet, LLC are set forth below:

                    Robert W. Kiley           President and Chief Operating
                                              Officer

                    Mark Rosenbaum            Vice President, Chief Financial
                                              Officer, Treasurer and
                                              Assistant Secretary

         During the last five years, none of the members of the Group or the executive officers of Goelet, LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws.

         For item (f), see cover pages 2 through 30.

Item 3.  Source and Amount of Funds and Other Consideration

         Members of the Group acquired beneficial ownership of 12,615,816 shares of Pogo Common Stock in connection with the merger of NORIC with and into Pogo (the "Merger") consummated on March 14, 2001 pursuant to the Agreement and Plan of Merger, dated November 19, 2000, among Pogo, NORIC, and shareholders of NORIC (the "Merger Agreement") in exchange for all of the outstanding shares of NORIC that they surrendered in the Merger.

Item 4.  Purpose of Transaction

         Members of the Group acquired beneficial ownership of 12,615,816 shares of Pogo Common Stock in connection with the Merger in exchange for the shares that members of the Group held in NORIC. Members of the Group acquired the Pogo Common Stock solely for investment purposes and they currently have no plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

         In addition, members of the Group entered into a Standstill and Voting Agreement with Pogo, dated March 14, 2001 (the "Standstill and Voting Agreement") whereby members of the Group agreed, among others, not to acquire additional Pogo Common Stock, not to propose extraordinary corporate transactions, not to seek to change the board of directors of Pogo and to vote all their Pogo Common Stock in accordance with the recommendation of the board of directors of Pogo or in equal proportion to the votes cast by other Pogo shareholders.

Item 5.  Interest in Securities of the Issuer

         (a) In the aggregate, the Group beneficially owns 12,615,816 shares of Pogo Common Stock, representing 23.6% of the outstanding Pogo Common Stock.

         (b) The Registration Rights Agreement, dated March 14, 2001, among Pogo and members of the Group (the "Registration Rights Agreement"), requires the members of the Group to cooperate with respect to the disposition of their shares on the public markets, therefore the members of the Group have shared dispositive power with respect to all 12,615,816 shares and sole dispositive power with respect to none of the shares. The Standstill and Voting Agreement requires the group to vote their shares either (i) in accordance with the recommendation of the board of directors of Pogo or (ii) in equal proportion to the votes cast by Pogo shareholders that are not members of the Group. Therefore, the members of the Group have sole voting power with respect to none of the Shares and shared voting power with respect to none of the Shares.

         Each member of the Group disclaims beneficial ownership of the Shares not owned by either (i) such member, (ii) a trust of which such member is a trustee or (iii) a controlled affiliate of such member. Accordingly, (1) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice disclaims beneficial ownership of 10,837,262 Shares, (2) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice disclaims beneficial ownership of 12,044,138 Shares, (3) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice disclaims beneficial ownership of 12,234,697 Shares, (4) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet disclaims beneficial ownership of 10,837,262 Shares, (5) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet disclaims beneficial ownership of 12,044,138 Shares, (6) the Trust under the Will of Robert Walton Goelet disclaims beneficial ownership of 12,044,138 Shares, (7) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet disclaims beneficial ownership of 12,044,138 Shares, (8) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet disclaims beneficial ownership of 11,281,901 Shares, (9) the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet disclaims beneficial ownership of 12,171,178 Shares, (10) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet disclaims beneficial ownership of 12,044,138 Shares, (11) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet disclaims beneficial ownership of 12,139,418 Shares, (12) the Trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin disclaims beneficial ownership of 12,533,061 Shares, (13) Robert
G. Goelet disclaims beneficial ownership of 5,594,082 Shares, (14) John H. Manice disclaims beneficial ownership of 9,813,768 Shares, (15) Robert G. Manice disclaims beneficial ownership of 12,577,704 Shares, (16) Amelia M. Berkowitz disclaims beneficial ownership of 12,462,364 Shares, (17) Pamela Manice disclaims beneficial ownership of 9,803,863 Shares, (18) Alexandra Gardiner Goelet disclaims beneficial ownership of 12,568,176 Shares, (19) Robert Gardiner Goelet disclaims beneficial ownership of 12,568,176 Shares, (20) Philip Goelet disclaims beneficial ownership of 3,750,752 Shares, (21) Christopher Goelet disclaims beneficial ownership of 10,063,183 Shares, (22) Gilbert Kerlin disclaims beneficial ownership of 10,532,368 Shares, (23) Windward Oil & Gas Corporation disclaims beneficial ownership of 12,025,118 Shares, (24) Arthur N. Field disclaims beneficial ownership of 12,601,461 Shares (25) Alexandra C. Goelet disclaims beneficial ownership of 9,693,906 Shares, (26) Henrietta Goelet disclaims beneficial ownership of 12,171,178 Shares, (27) Edmond de La Haye Jousselin disclaims beneficial ownership of 3,926,131 Shares, (28) Robert S. Rich disclaims beneficial ownership of 9,789,187 Shares and (29) Goelet, LLC disclaims beneficial ownership of all 12,615,816 Shares.

         The Shares beneficially owned by Robert G. Manice include 8,451 Shares held by him as custodian for his three minor children under the New York Uniform Transfers to Minors Act.

         (c) Except as described herein, there were no Pogo Common Stock transactions effected during the past 60 days by the members of the Group.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Members of the Group and Pogo are parties to the Registration Rights Agreement and the Standstill and Voting Agreement with respect to the Pogo Common Stock acquired in the Merger by members of the Group. The Standstill and Voting Agreement provides that the members of the Group (i) will not purchase or otherwise acquire any additional Pogo Common Stock, (ii) propose any merger, tender or exchange offer, restructuring or other business combination or joint venture transaction involving Pogo, (iii) propose to purchase any material portion of Pogo's assets,
(iv) solicit proxies or participate in election contests with respect to the election of directors, or join forces with any other party to a proxy solicitation or election contest, (v) initiate stockholder meetings, (vi) seek to amend Pogo's Restated Certificate of Incorporation or By-laws, (vii) induce or encourage anyone to propose a change of control contest for Pogo, or (viii) seek to affect or influence Pogo's board of directors or management or to remove any director from Pogo's board.

         The Standstill and Voting Agreement also provides that members of the Group will, at all shareholders' meetings, vote all their Pogo Common Stock either in accordance with the recommendation of the board of directors of Pogo, or in equal proportion to the votes cast by other Pogo shareholders. In order to facilitate this process, the Standstill and Voting Agreement grants an irrevocable proxy to Goelet, LLC, the initial shareholders representative to vote the Group's shares in this manner at any Pogo shareholders' meeting.

         The Standstill and Voting Agreement also provides that members of the Group may not sell, give or transfer their Pogo Common Stock to any other person except pursuant to the procedures set forth in the Registration Rights Agreement discussed below or to a person who, following any transfer, will own less than 5% of Pogo's voting securities, is not a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act, and has not announced any accumulation of Pogo's voting securities for the purpose of effecting a change of control of Pogo or for any of the other purposes described above.

         The Registration Rights Agreement provides for certain registration rights of the members of the Group with respect to their Pogo Common Stock that have not been registered under the Securities Act of 1933 requiring Pogo to register for resale under the Securities Act of 1933, as amended, the shares of Pogo Common Stock issued to stockholders of NORIC in the Merger. Pogo must use its reasonable best efforts to accomplish this registration no later than September 11, 2001. The registration statement may be used by members of the
Group:

         - to sell the shares of Pogo Common Stock issued to them in the Merger from time to time, subject to a limitation of 1,000,000 shares during any period of 90 consecutive days during the twelve-month period that begins on September 11, 2001, and

         - on request of at least 50% of the holders of the Shares, to sell shares of Pogo Common Stock issued to them in the Merger in one underwritten public offering of not less than 4,000,000 nor more than 7,000,000 Shares. This demand registration right, that can be exercised during the period from September 11, 2001 through March 14, 2003.

         In addition, the Registration Rights Agreement requires Pogo to include, if the holders request, shares of Pogo Common Stock issued to them in the Merger in any registration statement it files to sell Pogo Common Stock itself or for the account of other stockholders. The Registration Rights Agreement further provides that the members of the Group are not permitted to sell, pursuant to the registration statement or Rule 144, more than 1,000,000 shares of Pogo Common Stock during any period of 90 consecutive days during the twelve-month period beginning September 11, 2001. It also provides that each holder participating in an underwritten offering must enter into a customary lock-up agreement under which the holder agrees not to sell shares of Pogo Common Stock for a period up to 90 days after the closing of the relevant offering.

Item 7.  Material to be Filed as Exhibits

         1.       Joint Filing Agreement, as required by Rule 13d-1(k).

         2. Agreement and Plan of Merger, dated November 19, 2000, incorporated by reference to Annex A to the Preliminary
                  Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 12, 2001 by Pogo Producing Company.


         3. Power of Attorney incorporated by reference to Annex A to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 12, 2001 by Pogo Producing Company.


         4.       Standstill and Voting Agreement, dated March 14, 2001.

         5.       Registration Rights Agreement, dated March 14, 2001.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 23, 2001                        ROBERT G. GOELET

                                             /s/ Robert S. Goelet*
                                             -----------------------------------
                                             Individually and as Trustee of (a)
                                             the Trust u/a dated August 26, 1930
                                             f/b/o Beatrice G. Manice; (b) the
                                             Trust u/a dated July 27, 1935 f/b/o
                                             Beatrice G. Manice; (c) the Trust
                                             u/w of Robert Walton Goelet f/b/o
                                             Beatrice G. Manice; (d) the Trust
                                             u/w of Robert Walton Goelet f/b/o
                                             Robert G. Goelet; (e) the Trust u/a
                                             dated July 27, 1935 f/b/o Francis
                                             Goelet; (f) the Trust u/a dated
                                             December 18, 1931 f/b/o John
                                             Goelet; (g) the Trust u/a dated
                                             July 27, 1935 f/b/o John Goelet;
                                             (h) the Trust u/w of Robert Walton
                                             Goelet f/b/o John Goelet; and (i)
                                             the Trust u/a dated September 4,
                                             1980, as amended, f/b/o Anne de La
                                             Haye Jousselin


                                             JOHN H. MANICE

                                             /s/ John H. Manice*
                                             -----------------------------------
                                             Individually, and as Trustee of (a)
                                             the Trust u/a dated August 26, 1930
                                             f/b/o Beatrice G. Manice; (b) the
                                             Trust u/a dated July 27, 1935 f/b/o
                                             Beatrice G. Manice; and (c) the
                                             Trust u/w of Robert Walton Goelet
                                             f/b/o Beatrice G. Manice


                                             ROBERT G. MANICE

                                            /s/ Robert G. Manice*
                                            ------------------------------------


                                             AMELIA M. BERKOWITZ

                                             /s/ Amelia M. Berkowitz*
                                             -----------------------------------
                                             Individually and as Trustee of the
                                             Trust u/a dated September 4, 1980,
                                             as amended, f/b/o Anne de La Haye
                                             Jousselin

                                             PAMELA MANICE

                                             /s/ Pamela Manice*
                                             -----------------------------------
                                             Individually and as Trustee of (a)
                                             the Trust u/a dated August 26, 1930
                                             f/b/o Beatrice G. Manice; (b) the
                                             Trust u/a dated July 27, 1935 f/b/o
                                             Beatrice G. Manice; and (c) the
                                             Trust u/w of Robert Walton Goelet
                                             f/b/o Beatrice G. Manice


                                            ALEXANDRA GARDINER GOELET

                                            /s/ Alexandra Gardiner Goelet*
                                            ------------------------------------


                                            ROBERT GARDINER GOELET

                                            /s/ Robert Gardiner Goelet*
                                            ------------------------------------


                                             PHILIP GOELET

                                             /s/ Philip Goelet*
                                             -----------------------------------
                                             Individually and as Trustee of (a)
                                             the Trust u/a dated August 26, 1930
                                             f/b/o Beatrice G. Manice; (b) the
                                             Trust u/a dated July 27, 1935 f/b/o
                                             Beatrice G. Manice; (c) the Trust
                                             u/w of Robert Walton Goelet f/b/o
                                             Beatrice G. Manice; (d) the Trust
                                             u/a dated August 26, 1930 f/b/o
                                             Robert G. Goelet; (e) the Trust u/a
                                             dated July 27, 1935 f/b/o Robert G.
                                             Goelet; (f) the Trust u/w of Robert
                                             Walton Goelet f/b/o Robert G.
                                             Goelet; (g) the Trust u/a dated
                                             July 27, 1935 f/b/o Francis Goelet;
                                             (h) the Trust u/a dated December
                                             18, 1931 f/b/o John Goelet; (i) the
                                             Trust u/a dated July 27, 1935 f/b/o
                                             John Goelet; (j) the Trust u/w of
                                             Robert Walton Goelet f/b/o John
                                             Goelet; and (k) the Trust u/a dated
                                             September 4, 1980, as amended,
                                             f/b/o Anne de La Haye Jousselin

                                             CHRISTOPHER GOELET

                                             /s/ Christopher Goelet*
                                             -----------------------------------
                                             Individually and as Trustee of (a)
                                             the Trust u/a dated December 18,
                                             1931 f/b/o John Goelet; (b) the
                                             Trust u/a dated July 27, 1935 f/b/o
                                             John Goelet; and (c) the Trust u/w
                                             of Robert Walton Goelet f/b/o John
                                             Goelet


                                            GILBERT KERLIN

                                            /s/ Gilbert Kerlin*
                                            ------------------------------------


                                            WINDWARD OIL & GAS CORPORATION

                                            /s/ Gilbert Kerlin*
                                            ------------------------------------
                                            By: Gilbert Kerlin


                                            ARTHUR N. FIELD

                                            /s/ Arthur N. Field*
                                            ------------------------------------


                                             HENRIETTA GOELET

                                             /s/ Henrietta Goelet*
                                             -----------------------------------
                                             As Trustee of the Trust u/a dated
                                             December 17, 1976
                                             f/b/ograndchildren of John Goelet


                                             ALEXANDRA C. GOELET

                                             /s/ Alexandra C. Goelet*
                                             -----------------------------------
                                             As Trustee of (a) the Trust u/a
                                             dated August 26, 1930 f/b/o Robert
                                             G. Goelet; (b) the Trust u/a dated
                                             July 27, 1935 f/b/o Robert G.
                                             Goelet; and (c) the Trust u/w
                                             Robert Walton Goelet f/b/o Robert
                                             G. Goelet

                                             EDMOND DE LA HAYE JOUSSELIN

                                             /s/ Edmond de La Haye Jousselin*
                                             -----------------------------------
                                             As Trustee of (a) the Trust u/a
                                             dated August 26, 1930 f/b/o
                                             Beatrice G. Manice; (b) the Trust
                                             u/a dated July 27, 1935 f/b/o
                                             Beatrice G. Manice; (c) the Trust
                                             u/w of Robert Walton Goelet f/b/o
                                             Beatrice G. Manice; (d) the Trust
                                             u/a dated August 26, 1930 f/b/o
                                             Robert G. Goelet; (e) the Trust u/a
                                             dated July 27, 1935 f/b/o Robert G.
                                             Goelet; (f) the Trust u/w of Robert
                                             Walton Goelet f/b/o Robert G.
                                             Goelet; (g) the Trust u/a dated
                                             July 27, 1935 f/b/o Francis Goelet;
                                             (h) the Trust u/a dated December
                                             18, 1931 f/b/o John Goelet; (i) the
                                             Trust u/a dated July 27, 1935 f/b/o
                                             John Goelet; (j) the Trust u/w of
                                             Robert Walton Goelet f/b/o John
                                             Goelet; and (k) the Trust u/a dated
                                             September 4, 1980, as amended,
                                             f/b/o Anne de La Haye Jousselin


                                             ROBERT S. RICH

                                             /s/ Robert S. Rich*
                                             -----------------------------------
                                             As Trustee of (a) the Trust u/a
                                             dated December 18, 1931 f/b/o John
                                             Goelet; (b) the Trust u/a dated
                                             July 27, 1935 f/b/o John Goelet;
                                             (c) the Trust u/w of Robert Walton
                                             Goelet f/b/o John Goelet; and (d)
                                             the Trust u/a dated December 17,
                                             1976 f/b/o grandchildren of John
                                             Goelet

                                            GOELET, LLC

                                           /s/ Robert W. Kiley
                                           -------------------------------------
                                           By:  Robert W. Kiley
                                           Its: President and Chief
                                                Operating Officer


                                            /s/ Mark Rosenbaum
                                            ------------------------------------
                                            By:  Mark Rosenbaum
                                            Its: Chief Financial Officer
                                                 and Treasurer



                                            *GOELET, LLC
                                            Attorney-in-fact

                                            /s/ Robert W. Kiley
                                            ------------------------------------
                                            By:  Robert W. Kiley
                                            Its: President and Chief
                                                 Operating Officer


                                            /s/ Mark Rosenbaum
                                            ------------------------------------
                                            By:  Mark Rosenbaum
                                            Its: Chief Financial Officer
                                                 and Treasurer